Software Acquisition Group Inc. III
1980 Festival Plaza Drive, Suite 300
Las Vegas, NV 89135

March 17, 2021

VIA EDGAR

Attention:	Stacie Gorman
Brigitte Lippmann

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Software Acquisition Group Inc. III
Registration Statement on Form S-1
Filed February 18, 2021
File No. 333-253230

Ladies and Gentlemen:

This letter sets forth the response of Software Acquisition Group Inc. III (the “Company” or “SWAG”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 15, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment no. 1 to the Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-1

Summary - Exercise Period, page 10

1.            Staff’s comment:

We note that you are registering the offering of the shares of common stock underlying the warrants because the warrants may be exercisable within one year. However, your disclosure reflects that as soon as practicable, but in no event later than 15 business days after the closing of your business combination you will use your best efforts to file a new or post effective amendment to the registration statement. Please clarify your disclosure under Summary, Risk Factors and Description of Securities regarding the current registration of shares underlying the warrants and your plans to file Section 10(a)(3) updates.

Response:

We acknowledge the Staff’s comment and have added disclosure on pages 10-11, 57 and 129 of the Revised Registration Statement to clarify that the Company does not intend to update the prospectus contained in the Registration Statement until after the initial business combination has been consummated.

Report of Independent Registered Public Accounting Firm, page F-2

2.            Staff’s comment:

Please have your auditors change the company reference from Software Acquisition Group Inc. II to Software Acquisition Group Inc. III in the first paragraph of their report.

Response:

The Company acknowledges the Staff’s comment and its independent registered public accounting firm has updated the reference to the Company in the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Brooks W. Antweil of Kirkland & Ellis LLP at (713) 836-3388 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SOFTWARE ACQUISITION GROUP INC. III

By:	/s/ Jonathan S. Huberman
Name:	Jonathan S. Huberman
Title:	Chief Executive Officer and Chief Financial Officer